March 12, 2025

Geoff Smith
Chief Financial Officer
i3 Verticals, Inc.
40 Burton Hills Blvd., Suite 415
Nashville, TN 37215

        Re: i3 Verticals, Inc.
            Form 10-K for Fiscal Year Ended September 30, 2024
            Form 8-K dated February 6, 2025
            File No. 001-38532
Dear Geoff Smith:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K dated February 6, 2025
Exhibit 99.1, page 1

1. We note you presentation of pro forma adjusted diluted earnings per share from continuing operations. The numerator used to compute this measure, the pro forma adjusted net income from continuing operations, includes the net income attributable to noncontrolling shareholders. The denominator, pro forma weighted average shares used in this calculation, includes Class A shares plus all dilutive potential shares. It appears that this calculation includes measures which substitute individually tailored recognition and measurement methods for those of GAAP. Please tell us how you considered Question 100.04 of the Non-GAAP Financial Measures Compliance and
       Disclosure Interpretations.
2. We note you present several non-GAAP measures: pro forma adjusted income before taxes from continuing operations, pro forma adjusted net income from continuing operations, pro forma adjusted diluted earnings per share from continuing operations and pro forma weighted average shares of adjusted diluted Class A common stock
 March 12, 2025
Page 2

       outstanding. Please explain why these measures are labelled as    pro
forma    as these
       measures do not appear to be consistent with Article 11 of Regulation S-X. Refer to
       Question 100.05 of the Non-GAAP Financial Measures Compliance and Disclosure
       Interpretations. Also please expand disclosure to clarify the purpose of these non-
       GAAP measures, how management uses them and why management believes they are useful to investors. Refer to Item 10(e) of Regulation S-K
Form 10-K for the fiscal year ended September 30, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 56

3. We note that you present annualized recurring revenue ("ARR") as a key performance indicator. ARR appears to be a metric. Please revise your disclosures to include or clarify the following information:
           How it is calculated, including any estimates or assumptions underlying the metric or its calculation;
           The reasons why the metric provides useful information to investors; and
           How management uses the metric in managing or monitoring the performance of the business.
       Refer to SEC Release No. 33-10751.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Scott Stringer at 202-551-3272 or Nasreen Mohammed at 202-551-
3773 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services